SCHEDULE I

Effective December 1, 2014

Amended and Restated June 21, 2017

COMPENSATION

Equity Fund(s)

Columbia Capital Allocation Moderate

Aggressive Portfolio

FEE RATE

With respect to each Equity Fund above, the fee with respect to Class V Shares (formerly Class T Shares) shall be an aggregate annual rate of not more than 0.25% of the Fund’s average daily net assets attributable to Class V Shares for shareholder liaison services and administrative support services.

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule I as of June 21, 2017.

COLUMBIA FUNDS SERIES TRUST

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Jeffrey F. Peters
Name:	Jeffrey F. Peters
Title:	Managing Director and Head of Global Institutional Distribution